UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-38397

Farmmi, Inc.
(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE:

As previously reported, on April 22, 2024, the Registrant received a letter from The Nasdaq Stock Market LLC. (“Nasdaq”) notifying the Registrant that the minimum bid price per share of its common shares was below $1.00 for a period of 30 consecutive business days and that the Registrant did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

The Registrant was provided 180 calendar days, or until October 21, 2024, to regain compliance with the Minimum Bid Price Rule. On October 22, 2024, Nasdaq granted the Registrant an additional 180 calendar days, or until April 21, 2025, to regain compliance.

Since then, Nasdaq has determined that for 10 consecutive business days, from March 17, 2025 to April 1, 2025, the closing bid price of the Registrant’s common shares has been at $1.00 per share or greater. On April 2, 2025, Nasdaq notified the Registrant that it has regained compliance with Listing Rule 5550(a)(2) and the matter is now closed.

A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibit Number	Description of Exhibit
99.1	Press release dated April 3, 2025, entitled “Farmmi, Inc. Regains Compliance with NASDAQ Minimum Bid Price Requirement”

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: April 3, 2025	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer

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